UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13D/A

(Rule 13d-101)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

Velocity Financial, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

92262D101

(CUSIP Number)

Pacific Investment Management Company LLC

Attention: Zephram Yowell, Senior Vice President, Senior Counsel

650 Newport Center Drive

Newport Beach, California 92660

(949) 720-6000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 8, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 92262D101	Page 2 of 4 Pages

1.	NAME OF REPORTING PERSON Pacific Investment Management Company LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 10,963,806 shares of Common Stock 1,673,958 Warrants(1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 10,963,806 shares of Common Stock(1) 1,673,958 Warrants(1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,963,806 shares of Common Stock(1) 1,673,958 Warrants(1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 37.2%(2)
14.	TYPE OF REPORTING PERSON IA, OO

(1)

The shares reported herein for the Reporting Person represent the securities of the Issuer that are held by TOBI (see Item 2 of this Schedule 13D) (i) 10,963,806 shares of the Issuer’s Common Stock, and (ii) 1,673,958 shares of Common Stock that TOBI has the right to acquire through the exercise of Warrants (the “Warrant Shares”).

(2)

The number of shares outstanding for purposes of this percentage calculation assumes (i) 20,604,732 outstanding shares of the Issuer’s Common Stock as of September 30, 2021, as provided by the Issuer to the Reporting Person on October 6, 2021, plus (ii) 6,493,506 issued on October 8, 2021 upon conversion of the Series A Preferred Stock of the Issuer (the “Series A Preferred Shares”) that were beneficially owned by the Reporting Person, (iii) 5,194,804 shares of the Issuer’s Common Stock issued on October 8, 2021 upon conversion of the Series A Preferred Shares that were beneficially owned by SPG GP, LLC, and (iv) the exercise of the Warrant Shares.

CUSIP No. 92262D101	Page 3 of 4 Pages

SCHEDULE 13D

The statement on Schedule 13D filed on April 14, 2020 (the “Schedule 13D”), relating to the common stock, par value $0.01 per share (the “Common Stock”), of Velocity Financial, Inc. (the “Issuer”), a Delaware corporation, is hereby amended as set forth below by this Amendment No. 1 to the Schedule 13D. Capitalized terms used herein and not otherwise defined herein shall have the respective meanings assigned to such terms in the Schedule 13D.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented as follows:

On October 8, 2021, the Issuer exercised its option to mandatorily convert the 25,000 shares of Series A Preferred Stock of the Issuer held by the Reporting Person into shares of Common Stock, resulting in the Reporting Person receiving an aggregate of 6,493,506 shares of Common Stock in accordance with the terms of the Series A Certificate of Designation (the “Conversion”). The Reporting Person did not pay any consideration for the Common Stock received in the Conversion.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby supplemented as follows:

On August 13, 2020, the Issuer obtained Stockholder Approval. On October 8, 2021, the Issuer exercised its option to effect the Conversion. The Reporting Person did not pay any consideration for the Common Stock received in the Conversion.

On April 28, 2021, Mr. Ballen resigned from the Board. Pursuant to TOBI’s right under the Stockholders Agreement, TOBI requested the Board to elect Mr. Michael Chiao, a senior vice president and portfolio manager at the Reporting Person, as a new director, and on April 29, 2021, the Board elected Mr. Chiao as a new director and Mr. Chiao was appointed to the Board’s compensation committee.

On June 24, 2021, Ms. Katherine L. Verner, an executive vice president and portfolio manager at the Reporting Person, joined the Board as a director designee of TOBI pursuant to TOBI’s right under the Stockholder Agreement and the Securities Purchase Agreement.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby supplemented as follows:

(a) and (b)

Items 7-11 of the cover pages of this Amendment No. 1 to the Schedule 13D are incorporated herein by reference.

(c) Except as set forth in Item 3, the Reporting Person has not engaged in any transactions in the Issuer’s Common Stock during the past sixty days.

CUSIP No. 92262D101	Page 4 of 4 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 12, 2021

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

By:	/s/ Harin de Silva
	Name:	Harin de Silva
	Title:	Executive Vice President

Schedule A of Schedule 13D is hereby amended in its entirety as follows:

SCHEDULE A

The name and present principal occupation of each Executive Committee Member and Chief Investment Officer of PIMCO is set forth below. Unless otherwise noted the business address of each person listed below is c/o Pacific Investment Management Company LLC, 650 Newport Center Drive, Newport Beach, California 92660.

EXECTUVE COMMITTEE MEMBERS AND CHIEF INVESTMENT OFFICERS OF

PACIFIC INVESTMENT MANAGEMENT COMPANY LLC

Name and Business Address	Present Principal Occupation	Citizenship
Mangala Ananthanarayanan	Managing Director – Executive Committee, Head of Business Management, EMEA and Asia-Pacific	United States
Andrew Balls	Managing Director – Chief Investment Officer (Global Fixed Income)	United States
Craig A. Dawson	Managing Director – Executive Committee, Head of PIMCO Europe, Middle East and Africa	United States
Daniel J. Ivascyn	Managing Director – Executive Committee, Group Chief Investment Officer	United States
Mark R. Kiesel	Managing Director, Chief Investment Officer (Global Credit)	United States
Scott A. Mather	Managing Director, Chief Investment Officer (U.S. Core Strategies)	United States
Greg Hall	Managing Director – Executive Committee, Head of U.S. Global Wealth Management	United States
Emmanuel Roman	Managing Director – Executive Committee and Chief Executive Officer	United States
Jerome Schneider	Managing Director – Executive Committee	United States
Marc P. Seidner	Managing Director – Executive Committee, Chief Investment Officer (Non-traditional Strategies)	United States
Candice Stack	Managing Director – Executive Committee, Head of Client Management, Americas	United States
Kimberley Stafford	Managing Director – Executive Committee, Global Head of Product Strategy	United States
Christian Stracke	Managing Director – Executive Committee, Global Head of Credit Research	United States
Geraldine Sundstrom	Managing Director – Executive Committee, Portfolio Manager, Asset Allocation	United Kingdom